

Mail Stop 3561

April 22, 2016

<u>Via E-mail</u>
Suzanne Cope
Chief Executive Officer
Deseo Swimwear Inc.
2120 K Street - Unit 2
San Diego, California 02102

> **Re:** **Deseo Swimwear Inc.**
> **Registration Statement on Form S-1**
> **Filed March 28, 2016**
> **File No. 333-210419**

Dear Ms. Cope:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Facing page

2. We note your reference that the registration fee was calculated pursuant to Rule 457(o). Please revise to indicate how the fee was calculated for the selling shareholders offering under Rule 457(a) because the company must register the number of securities offered in the selling shareholder offering not the dollar amount of the offering.

Cover Page

3. Please provide the dealer prospectus delivery obligation legend required by Item 502(b) of Regulation S-K on the outside back cover page of your prospectus or advise us why the legend is not required.

Table of Contents, page 5.

4. Section 27A(b)(2)(D) of the Securities Act of 1933 and Section 21E(b)(2)(D) of the Securities Exchange Act of the 1934 expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering. Please revise to either (1) delete any reference to the Litigation Reform Act or (2) make clear, each time you refer to the Litigation Reform Act, that the save harbor does not apply to initial public offerings.

Description of Business, p. 18

5. We note that you indicate that your swimwear will be manufactured in the Dominican Republic and the United States. You indicate in your risk factors section that your swimwear will be manufactured in the Dominican Republic and India. Please revise as appropriate.

6. We note you attribute a number of statements to Marshall Cohen with the NPD Group in the "Swimwear Market in General" section. Please revise to cite the source of this information.

7. Please revise to address the company's competitive position in the industry and the principal methods of competition.

8. Please provide additional information on your distribution methods. Specifically, please disclose whether you intend to sell directly to consumers through your website and if you will sell internationally. See Item 101(h)(4)(ii) of Regulation S-K.

Plan of Operations, p. 22

9. Please disclose in your plan of operations the significant milestones and approximate timeframe to the point of generating revenues.

10. We note your disclosure that you intend to attend two swimwear trade shows during the "next twelve month period." On page 19, you stated "during the next twelve months" you expect to attend the two swimwear tradeshows. Please clarify to state whether you expect to attend the 2016 tradeshows or the 2017 tradeshows, as your first tradeshow.

Liquidity, page 23

11. Please revise to indicate the amount of working capital as of December 31, 2015.

Directors, Executive Officers, Promoters and Control Persons, page 24

12. We note your disclosure concerning involvement in certain legal proceedings during the past five years. Please revise your disclosure to reflect involvement in certain legal proceedings during the past ten years. Refer to Item 401(f) of Regulation S-K.

Certain Relationships and Related Transactions, page 27

13. Please revise your introductory paragraph to clarify that the transactions covered are transactions that exceed one percent of the company's total assets as of December 31, 2015. See Item 404(d) of Regulation S-K.

14. We note that the Balance Sheet indicates there is a liability due to a related party of $881 as of December 31, 2015. Please revise to provide the disclosure required by Item 404(a) regarding that transaction or advise us why the disclosure is not required.

15. Please revise to address the disclosure required by Item 404(c) of Regulation S-K.

Exhibits

16. Please revise the Befumo & Schaeffer PLLC legality opinion to consent to the reference to the firm in the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: Andrew Befumo
Befumo & Schaeffer, PLLC